FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Ziff Davis, Inc.

360 Park Avenue South, 17th Floor

New York, NY 10010

Via EDGAR

November 14, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C., 20549

Attention: Kathleen Collins and Megan Masterson

Re: Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 26, 2024

File No. 000-25965

Dear Ms. Collins and Ms. Masterson:

This letter is being furnished on behalf of Ziff Davis, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2024, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the Commission on February 26, 2024 (File No. 000-25965) (the “2023 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2023 Form 10-K, as indicated.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. §200.83). In accordance with Rule 83, the Response Letter has also been clearly marked with the legend “FOIA Confidential Treatment Request by Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)” and each page is marked for the record with the identifying numbers and code “ZD-01” through “ZD-23.”

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 18. Segment Information, page 107

1. We note your response to prior comment 6. Please explain management’s reasons for structuring your organization into 9 operating segments.

Response: The Company respectfully acknowledges the Staff’s comment. We have determined our nine operating segments in accordance with ASC 280-10-50-1.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

In applying that guidance, we have determined our operating segments to be: Technology, Shopping, Gaming & Entertainment, Connectivity, Health & Wellness Consumer, Health & Wellness Professional, Health & Wellness Pregnancy & Parenting, Cybersecurity, and Martech.

The Company’s Chief Executive Officer (“CEO”), who we determined to be the Chief Operating Decision Maker (“CODM”), primarily views the organization (i) as a digital media company and (ii) as an internet company focused on cloud-based software services.

Ziff Davis (f/k/a j2 Global, Inc.) began as a cloud-based fax communications company founded in 1995. Since then, the Company has expanded to other cloud-based software products. In 2012, the Company expanded into the digital media market with the acquisition of Ziff Davis which was primarily focused on technology-related digital media.

The Company continued to expand its business through various acquisitions in both the digital media technology-related space and in the internet delivered cloud-based software space. The Company began to diversify into verticals that had similar operating models to the Company’s technology-related digital media businesses. In 2013, the Company made investments in the digital media gaming industry. In 2014, the Company completed its acquisition of Ookla (that is now included in the Connectivity operating segment). In 2016, the Company acquired a digital media health and wellness company and its first digital media shopping company.

In 2021, the Company spun-off its original cloud fax related businesses and sold certain of its voice and backup businesses.

Our current operating segment structure was created as management of these businesses has evolved and as certain businesses within its operating segments have gained scale. Since the appointment of our current CEO, who is also our CODM, our management structure has changed and continues to evolve. Divisional presidents have been appointed over time to oversee our divisional structures, which incorporate our operating segments. Our current CEO was appointed in 2018. At that time, all of our Digital Media operating segments were resident in a single division and overseen by a single president (our President, Tech, Shopping & Gaming in the table below), and our Cybersecurity and Martech division (previously Cloud division) was overseen by a single president. Later in 2018, our President, Health and Wellness was appointed to oversee the Health and Wellness division, and in 2023, our President, Connectivity was appointed to oversee the Connectivity division. The Company’s operating segments have generally remained the same since the appointment of our CEO in 2018, with some reorganization as management structures have changed.

As of December 31, 2023, the Company was organized into the four divisions set forth below. Each divisional president reports directly to the CODM.

Divisional Presidents	Operating Segment Responsibilities
President, Tech, Shopping & Gaming	Technology, Shopping, Gaming & Entertainment

President, Connectivity	Connectivity

President, Health and Wellness	Health & Wellness Consumer, Health & Wellness Professional, Health & Wellness Pregnancy & Parenting

President, Cybersecurity and Martech	Cybersecurity, Martech

The CODM reviews a monthly reporting package to assess performance and allocate resources. As of December 31, 2023, the reporting package provided discrete financial information for each of the nine operating segments. These nine operating segments were organized based upon the verticals within which we provide digital content and the organizational structure of the underlying product offerings for the Digital Media and Cybersecurity & Martech (“C&M”) reportable segments, respectively. Further, the CODM package included a roll-up of the discrete financial information by the respective divisions outlined in the table above, as well as at the Company’s reportable segment level (Digital Media and Cybersecurity & Martech) and Corporate, which reflects how the CEO views the business more broadly (a digital media company and an internet company focused on cloud-based software services).

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

The Company’s annual budget reflects the expected financial performance for each operating segment and each Divisional President presents the operating segment financial information for their respective divisions to the CEO. These budgets then became the basis from which the CEO reviews the businesses and makes decisions about resource allocation and performance assessment.

[***]

2. Please address the following as it relates to qualitative factors considered in your determination to aggregate seven of your operating segments into the Digital Media reportable segment:

• You state that your operating segments have a mix of advertising and performance marketing revenue as well as subscription and license revenue. Provide a breakdown of these two revenue streams for each operating segment for each period presented and tell us how you considered the revenue composition in your aggregation analysis.

Please also quantify the amount of revenue recognized on a net basis as compared to gross basis by operating segment and tell us how you considered such differences in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment and as requested by the Staff, we have provided below a breakdown of advertising and performance marketing revenue and subscription and licensing revenue for each Digital Media operating segment for each period presented.

For the year ended December 31, 2023	Advertising and Performance Marketing	Subscription and Licensing	Other
Technology	[***]	[***]	[***]
Shopping	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

For the year ended December 31, 2022	Advertising and Performance Marketing	Subscription and Licensing	Other
Technology	[***]	[***]	[***]
Shopping	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]

For the year ended December 31, 2021	Advertising and Performance Marketing	Subscription and Licensing	Other
Technology	[***]	[***]	[***]
Shopping	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]

Consistent with ASC 280, the nature of these revenue streams was considered in our aggregation analysis, as discussed further below. In each of these revenue streams (advertising and performance marketing revenue and subscription and licensing revenue), we are primarily monetizing the content from our digital media platforms. We view the ultimate product that we are selling in each of the Digital Media operating segments to be the content that is created. Our Digital Media operating segments are organized around the genre or subject matter of the content we provide based on the audiences we serve. While each operating segment has its unique subject matter and audience, each is focused on producing a similar product (content) and is aimed at the same type of customer.

All of our Digital Media operating segments generate advertising and performance marketing revenue and the majority of the operating segments also generate subscription and licensing revenue (as shown in the tables above). We further note that whether monetized through an advertising and performance marketing based pricing model, or a subscription and licensing based pricing model, the nature of each of these content-focused products is similar because revenue is primarily earned by generating traffic to our websites, apps, and third-party platforms on which the Company’s brands have a presence, and monetizing this traffic (e.g., YouTube, Instagram, etc.). The value provided to the customer is derived from our platforms and is primarily derived from the provision of traffic we generate from our specific content within each vertical, as well as data obtained by the website or app traffic. Our verticals are a reference to the industries that we target through each of our Digital Media operating segments.

In connection with the information requested by the Staff, we have provided below the breakdown of the revenue recognized on a gross basis versus net basis as a percentage of operating segment revenue within the Digital Media reportable segment by operating segment for the year ended December 31, 2023.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

For the year ended December 31, 2023	Gross	Net
Technology	[***]	[***]
Shopping	[***]	[***]
Gaming & Entertainment	[***]	[***]
Connectivity	[***]	[***]
Health & Wellness Consumer	[***]	[***]
Health & Wellness Professional	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]

[***] We believe this further demonstrates that these operating segments are similar qualitatively as the Company primarily acts as a “principal” as defined under ASC 606, Revenue from Contracts with Customers, in the transactions within each of the operating segments in the Digital Media segment.

• Explain how, regardless of monetization method, you determined that the nature of a subscription or licensing pricing model is similar to an impression-based advertising pricing model. In your response, provide further details about the type of subscriptions and licenses you offer and provide a breakdown of such revenue by operating segment for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment. [***] Advertising and performance marketing revenue includes impression-based advertising. The Company’s evaluation of the similarities of the Digital Media operating segments with respect to the nature of the products and services offered was primarily based on the fact that all of the operating segments provide services that monetize traffic to proprietary websites, apps, and third-party platforms on which the Company’s brands have a presence. The value provided to the customer is derived from our platforms and is primarily derived from the provision of industry specific content within each vertical, as well as data obtained by the website or app traffic. We believe that, if significant, the impact of differences in (a) a subscription or licensing model and (b) an advertising and performance marketing model would be reflected in the financial metrics used in our analysis of the similar economic characteristics.

As requested by the Staff, we have provided below a breakdown of subscription and licensing revenue by type and by operating segment as a percentage of subscription and licensing revenue for each period presented.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Percent of total Digital Media Subscription and Licensing Revenue
For the year ended December 31, 2023
	Technology	Shopping	Gaming & Entertainment	Connectivity	Health & Wellness Consumer	Health & Wellness Professional	Health & Wellness Pregnancy & Parenting	Total
Subscriptions to websites or apps	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Software licenses and related maintenance and support	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Technology licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Data sets	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Intellectual property licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Percent of total Digital Media Subscription and Licensing Revenue
For the year ended December 31, 2022
	Technology	Shopping	Gaming & Entertainment	Connectivity	Health & Wellness Consumer	Health & Wellness Professional	Health & Wellness Pregnancy & Parenting	Total
Subscriptions to websites or apps	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Software licenses and related maintenance and support	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Technology licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Data sets	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Intellectual property licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Percent of total Digital Media Subscription and Licensing Revenue
For the year ended December 31, 2021
	Technology	Shopping	Gaming & Entertainment	Connectivity	Health & Wellness Consumer	Health & Wellness Professional	Health & Wellness Pregnancy & Parenting	Total
Subscriptions to websites or apps	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Software licenses and related maintenance and support	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Technology licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Data sets	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Intellectual property licenses	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

With respect to the types of subscriptions and licenses offered, we offer monthly subscription packages to consumers of our websites and apps, primarily through our Humble Bundle property and our LoseIt! weight loss app. In addition, we offer subscriptions in the form of access to data sets through Speedtest Intelligence (and other products derived primarily from Speedtest or related data), which offers up-to-date insights into global fixed broadband and mobile performance data. We also generate revenue from the sale of perpetual software licenses, related software support, and maintenance used in conjunction with the software and other related services. Further, we license our proprietary technology, data, and intellectual property to third parties.

• Describe for us the bundles that are sold to visitors to the Gaming & Entertainment operating segment’s website and provide the amount of revenue earned from these arrangements for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and the following describes the bundles sold within the Gaming & Entertainment operating segment. Each visitor landing onto the humblebundle.com digital storefront can purchase from a selection of bundles which are comprised of digital access to video games, books, or software. At any given time, there are multiple bundles at different pricing tiers offered for subscription. While the pricing is marketed as “Pay What You Want”, there are pricing tiers based on quantity of product purchased (e.g., pricing for six items is different from the pricing for three items). In addition, the buyer has the option to direct their payment to allocate a portion to a designated charity, to a developer, or to Humble Bundle. Revenue from these arrangements was approximately [***] during the years ended December 31, 2023, 2022 and 2021, respectively.

• You indicate in your response that your customers include individual consumers, businesses ranging from small to enterprise organizations, IT vendors, online merchants, healthcare professionals and hospitals, and that there may be elements of different customer classes in the operating segments. Please describe these differences between the operating segments in further detail and explain how you concluded the type or class of customers was similar for each of your operating segments. In your response, provide us with a breakdown of revenue by customer type or class for each operating segment, including the industries in which the customer may operate as referenced in your response. To the extent revenue for any of the operating segments are concentrated in a particular type or class of customers, tell us the reason for such concentration and how that factored into your aggregation analysis.

Response: The Company respectfully acknowledges the Staff’s comment. [***] However, the Company assessed the following three factors in determining that the type of customers are similar across the seven operating segments in the Digital Media reportable segment: (i) the nature of the customer, (ii) the geographic location, and (iii) the marketing methods.

Nature of customer

We considered the type of customers within each operating segment based on our knowledge of the general nature of these customers. [***] We know from our analysis of the general nature of our customers that the large majority of our advertising and performance marketing revenue is from large business enterprises where we sell either directly to the advertiser or through advertising agencies or programmatic marketplaces.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Since our operating segments are organized based upon the genre of content they provide, the advertisers within those operating segments differ by industry. For example, our Technology operating segment primarily sells to advertisers in the technology industry, and our Health & Wellness Consumer, Health & Wellness Professional, and Health & Wellness Pregnancy & Parenting operating segments sell primarily to advertisers in the healthcare and pharmaceutical industries. We view our advertising and performance marketing customers as similar across these operating segments because they primarily serve large enterprises that use similar marketing methods in order to reach their intended audience. [***] Thus, we believe this makes them similar.

[***]

Geography

Geographic information about the U.S. and all other countries for the year ended December 31, 2023 by each operating segment is presented below. Such information attributes revenues based on jurisdiction where revenues are reported.

For the year ended December 31, 2023	U.S.	Non-U.S.
Technology	[***]	[***]
Shopping	[***]	[***]
Gaming & Entertainment	[***]	[***]
Connectivity	[***]	[***]
Health & Wellness Consumer	[***]	[***]
Health & Wellness Professional	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]

[***]

Marketing methods

The marketing and selling methods are similar across all of Digital Media’s operating segments. Our operating model is primarily to drive audiences to our sites and then monetize these audiences in various ways.

[***] Our Digital Media operating segments seek to build traffic to their properties through common marketing tactics, including Search Engine Optimization, newsletter marketing, social media marketing, and paid traffic acquisition.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

We then seek to monetize these audiences in various ways. Each operating segment generally maintains its own direct sales staff to solicit advertising orders from large businesses, leveraging relations they have built directly with the advertisers themselves (both endemic and non-endemic) and the advertising agencies who represent them, in order to reach our targeted audiences. We also utilize shared programmatic operations teams to work with supply-side and demand-side ad exchanges to drive automated sales across our digital properties. Other operating segments, such as Connectivity, maintain sales forces that market subscription and licensing services direct to large businesses that consume their services.

Conclusion

Given the similarity in the nature of the segments’ primary customers, geographic location, and marketing methods, we believe the type of customer among each of our operating segments is similar.

• You state that the labor forces for each of the Digital Media operating segments are a mix of full-time employees and freelancers who generate content in order to drive traffic to websites and are often interchangeable among the operating segments. However, you indicate that each of the operating segments have editorial organizations that create content bespoke to the various verticals in which you operate that can be in the form of data gathered from internet traffic and sold. You also indicate you leverage original, curated, and licensed content and data; research; editorial; and applications to drive traffic, and that the value provided to the customer is in the form of specific content, information, or data curated for each vertical, as well as data obtained by the website or app traffic. Please describe in greater detail how the original and bespoke content and data used to drive traffic to each of your websites, and the processes to produce it, is similar across your operating segments, and how the labor forces are interchangeable. For example, describe the employees and processes for developing content for healthcare professionals to stay abreast of clinical, regulatory, and other developments in your Professional segment, and the employees and processes for developing video game and entertainment content for the Gaming & Entertainment segment, and explain in detail how they are similar and different.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with ASC 280, the Company factored into its aggregation analysis, the nature of the production process. Indicators of similarities in the nature of production processes may include the sharing of interchangeable production or sales facilities, equipment, labor forces, or service groups as well as similar levels of labor or capital. In its analysis, the Company determined that the skill set used by many employees across the seven Digital Media operating segments is similar and that certain of these employees are interchangeable across these segments.

As noted in further detail above, the Company’s Digital Media operating segments are organized based upon the genre of content they provide. The content created for these operating segments is developed for our specific audiences based on the industry-specific topics relevant to those audiences. Content may be created through hiring and retaining subject matter experts. Many of our content creators are writers that share similar skills and backgrounds in research, writing, and editing. These teams are organized by the respective verticals and operating segments, which is enabled by our size and scale. Due to the volume of content generated by our various brands, we have the ability to hire employees within specific verticals. However, we believe these employees often have the ability to be interchangeable if such volume did not exist in a particular Digital Media operating segment or there was a need to utilize such content creators in another Digital Media operating segment. We believe this is due to the similar skills and process of gathering information, researching, writing, and editing content, which is further reflected in the fact that the same labor union, The NewsGuild, represents the Gaming & Entertainment and Technology operating segments. In addition, certain of our freelancers who generate content do so across multiple operating segments.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Not only do our operating segments employ common editorial practices and workflows, certain of the content can also be shared and monetized within multiple operating segments. An example of this is our reviews of consumer technology, such as the Fitbit health and fitness trackers. This content was used across multiple operating segments (Technology, Health & Wellness Consumer, and Health & Wellness Professional). In addition, often, our health and wellness operating segments (Health & Wellness Consumer, Health & Wellness Professional, and Health & Wellness Pregnancy & Parenting) can share content, such as articles on effective and affordable online therapy options. Another example is that our Gaming & Entertainment operating segment has shared content with the Technology operating segment. Such content creators were, thus producing content across multiple operating segments.

[***]

Additionally, all of our Digital Media operating segments use similar internally developed software tools for the management of advertising campaigns. This campaign management software gathers data from common advertising data sources (e.g., [***]) and serves those campaigns to the same advertising serving platform, [***]. This advertising serving process for all of our Digital Media operating segments is managed by the same engineering and advertising support teams.

• We note the Connectivity operating segment includes Ookla (the aggregation of data and related content for telecom, cable, and mobile carriers) and Ekahau (software sales and services used to generate data used to assess the performance of wi-fi signal strength data). Explain further how these services are similar to other aggregated operating segments in which you earn revenue by generating traffic to your websites, apps, or third-party platforms in order to monetize such traffic.

Response: The Company respectfully acknowledges the Staff’s comment. [***] Speedtest, which was developed by Ookla, is a consumer application and source of network performance measurements. Consumers either download the Speedtest App or access a Speedtest homepage that evaluates the performance of their network connection. Ookla was originally managed within our Technology operating segment.

Historically, Speedtest primarily generated revenue by monetizing its site visits and app usage by selling advertising to brands targeting consumers. Over time, the proprietary and unique network performance and measurement data that was collected by Speedtest, together with embedded measurement specific software development kits (or SDKs), has been increasingly monetized by selling certain data-based products to mobile and broadband internet service providers, regulators, suppliers, and other industry participants. [***] The Speedtest App and website, like the other services within our Digital Media operating segment, is a source of information that helps facilitate important purchase decisions.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Other acquisitions have been consummated to enhance and diversify Connectivity’s data sources and insights capabilities, broadening its offerings to its non-advertising customers, while others, like Ekahau, which represented approximately [***] of Connectivity’s revenue in 2023, have allowed Connectivity to serve enterprise customers and systems integrators, through subscription, licensing and equipment sales. Ekahau is a network measurement, planning and optimization solution for industrialized wi-fi and private cellular networks.

[***] We believe that due to the underlying similarity in how we generate the data that is monetized by these digital properties (i.e., consumer traffic to apps and websites), that Connectivity is similar qualitatively to the other Digital Media operating segments.

3. Please address the following as it relates to qualitative factors considered in your determination to aggregate two of your operating segments into the Cybersecurity and Martech reportable segment:

• Describe in further detail the similarities and differences in the nature of the services offered by each of Cybersecurity and Martech. In this regard, Cybersecurity appears to offer endpoint and email security, security awareness training, secure backup and file sharing, and virtual private network solutions, whereas Martech appears to offer marketing, search engine optimization, and voice and text communication services.

Response: The Company respectfully acknowledges the Staff’s comment. In accordance with ASC 280, the Company factored into its aggregation analysis, the nature of the services offered by the Cybersecurity and Martech operating segments. The Company determined that these segments are similar as they each provide internet delivered software-as-a-service (“SaaS”) cloud-based offerings and that a reasonable investor would consider these offerings similar based on the range of activities at Ziff Davis. Specifically some of these similarities include, 1) the applications are hosted by a service provider, 2) they are made available over the internet, and 3) the software vendor manages the infrastructure, application software and data.

We note that based on SEC commentary described below, in evaluating the similarity of the nature of products and services, the evaluation should be based on the range of activities of the organization. Ziff Davis, Inc. has a diversified product and services portfolio, whereby we offer a broad range of products, which our management views as primarily representing two types of services: 1) digital media offerings and 2) internet delivered cloud-based software products. In making our evaluation, we considered remarks by Courtney D. Sachtleben, SEC Professional Accounting Fellow, Office of the Chief Accountant, at the 2015 AICPA National Conference on Current SEC and PCAOB Developments, whereby she noted that “in determining whether two operating segments are “similar” with respect to the economic characteristics and each of the qualitative criteria, the guidance notes the evaluation should be made relative to the range of the entity’s business activities and the economic environments in which it operates. For example, some entities operate within a single industry segment but may have multiple product lines by which it has defined its operating segments. Under the guidance, the entity would need to consider the range of those product lines and the characteristics of each that drive economic performance when evaluating aggregation. In doing so, it may be helpful to consider whether a reasonable investor would consider the two operating segments similar.”

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

We believe that in the context of the array of products offered by Ziff Davis, that the nature of the Cybersecurity offerings and Martech offerings are unified in their similarity as an internet delivered SaaS cloud-based offerings and that a reasonable investor would consider these offerings similar, especially in the context of the Ziff Davis product offerings taken as a whole.

• Provide us with a breakdown of revenue by customer type or class (e.g., SMBs, individuals and sole proprietorship) for each operating segment, including the industries in which the customer may operate as referenced in your response. To the extent revenue for any of the operating segments are concentrated in a particular type or class of customers, tell us the percentage of such revenue, the reason for such concentration, and how that factored into your aggregation analysis.

Response: The Company respectfully acknowledges the Staff’s comment. [***] However, the Company considered the following three factors in its determination that the type of customer is similar across the two Cybersecurity and Martech operating segments: (i) the nature of the customer, (ii) the geographic location, and (iii) the marketing methods.

Nature of customer

We considered the nature of customers within each operating segment, as described in further detail below based on our knowledge of the general nature of these customers. [***]

The customers in the Cybersecurity operating segment are primarily comprised of small businesses, individuals, and sole proprietorships. The virtual private network (“VPN”) services, which comprised approximately [***] of our Cybersecurity revenue in 2023, are sold online. [***] We believe individuals are the primary consumers of those transactions. However, we believe sole proprietorships or small businesses also purchase these services. Other SaaS services within the Cybersecurity operating segment include internet security solutions that protect against cyber threats, which are primarily used by small businesses, and file-sharing and back-up services which are marketed to consumers and small businesses alike.

The customers in the Martech operating segment are comprised primarily of small and medium-sized businesses, particularly for its search engine optimization services. This operating segment also includes voice and text communications solutions, which are used by small businesses and individuals.

Geography

Geographic information about the U.S. and all other countries for the year ended December 31, 2023 by each operating segment is presented below. Such information attributes revenues based on jurisdiction where revenues are reported.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

For the year ended December 31, 2023	U.S.	Non-U.S.
Cybersecurity	[***]	[***]
Martech	[***]	[***]

[***]

Marketing methods

We believe these customers are similar because the methods used to market and sell to these customers are similar. For example, both our virtual private network services (within the Cybersecurity operating segment) and the voice communications services (within the Martech operating segment) use a strategy of relying on affiliate marketing channels to drive traffic to our sites and applications. Another example is that email security services within the Cybersecurity operating segment and the search engine optimization and email services within the Martech operating segment have similar sales and marketing structures whereby those businesses both require a portfolio of traffic acquisition activities, as well as business sales representatives. We believe these examples reflect that the methods used to market our products and services are similar in each of the operating segments.

Conclusion

Given the similarity in the nature of customers, geographic location, and marketing methods, we believe the type of customer in each of our Cybersecurity and Martech operating segments is similar.

• Clarify the pricing mechanism used for each individual segment (e.g., pricing based on user-count versus pricing based on usage levels). To the extent subscriptions for an operating segment is more concentrated in one pricing mechanism, tell us how that factored into your analysis.

Response: The Company respectfully acknowledges the Staff’s comment. The following is a description of the pricing within each of the Cybersecurity and Martech operating segments.

Cybersecurity - VPN solutions are priced based upon a fee per month or per year for a user account. The user’s purchase entitles them to one user account that cannot be shared with other users without violating our terms and conditions. Other cybersecurity offerings, including file-sharing and back-up services, and internet security solutions that protect against cyber threats are also typically priced on a fee per user basis.

Martech - Communications and text solutions are priced on a fee per month or year basis and are assigned to a user account similar to VPN above. Search engine optimization solutions are priced based on a fee within specified usage tiers. In most instances there is unlimited usage, but in some products there are usage limits and above those limits usage-based fees are billed. These usage fees were [***] for the year ended December 31, 2023.

The Company’s evaluation of the similarities of the Cybersecurity and Martech operating segments with respect to the nature of the products and services offered was primarily based on the fact that each of the operating segments provide internet delivered subscription and licensing-based services for cloud-based SaaS offerings.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

4. Please address the following as it relates to your assessment of similar economic characteristics in your aggregation analyses.

• You disclose that segment performance is evaluated based on revenue and profit or loss from operations. Please provide us with historical and forecasted revenues and profit or loss from operations by year, as well as your analysis of trends in revenue and in profit or loss from operations for each operating segment, and your analysis of similarities and dissimilarities in such trends in your assessment of economic similarity of the aggregated operating segments.

Response: The Company respectfully acknowledges the Staff’s comment. The requested information on revenue and profit or loss from operations is set forth in the following tables.

The following table reflects revenue and revenue growth rates for the historical and forecasted periods presented by year.

Revenue	2021	2022	% Change 2022 vs. 2021	2023(1)	% Change 2023 vs. 2022	2024	% Change 2024 vs. 2023	2025	% Change 2025 vs. 2024	2026	% Change 2026 vs. 2025
Digital Media
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(2)	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]		[***]		[***]

Cybersecurity and Martech
Martech	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Cybersecurity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(2)	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]		[***]		[***]

(1)

2023 in the table above reflects full year actual results. The Company’s first response letter included a forecasted value for 2023 (nine months of actual results plus three months forecasted results).

(2)

Other revenue primarily includes revenue related to businesses that were sold in 2021 which was excluded from our analysis, so that revenue growth was more comparable among the periods. Further, this includes intercompany revenue as it was excluded from our analysis. No adjustments were made to exclude the effects of acquisitions.

In evaluating trends, we note that the Company is active in acquiring new properties in order to enhance our respective verticals. Accordingly, certain increases and decreases may not be representative in determining trends as these acquisitions may be meaningful to the operating segment and may increase revenue period over period and may either increase or decrease profitability as such properties are integrated into our existing operations as we ultimately realize expected synergies. As a result, we often evaluate trends over a period of at least three years and up to five years in order to obtain a reasonable baseline trend.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Digital Media - We considered a five-year CAGR in analyzing the revenue trends, and noted those CAGRs are as follows:

Operating Segment	Five-Year Revenue CAGR (2021- 2026)
Technology	[***]
Shopping	[***]
Gaming & Entertainment	[***]
Connectivity	[***]
Health & Wellness Consumer	[***]
Health & Wellness Professional	[***]
Health & Wellness Pregnancy & Parenting	[***]

[***]

Cybersecurity & Martech - We considered a five-year CAGR in analyzing the revenue trends, and noted those CAGRs are as follows:

Operating Segment	Five-Year Revenue CAGR (2021- 2026)
Martech	[***]
Cybersecurity	[***]

The Cybersecurity and Martech revenue growth rates were similar, with Martech slightly higher due to an acquisition in that business during 2021. Following the acquisition in 2021, the revenue growth rates in both operating segments were [***] from 2022 to 2023, [***] 2023 to 2024, and [***] in 2025 and 2026. We believe these rates indicate similar trends in revenue.

The following table reflects profit or loss from operations and growth rates for the historical periods presented by year. [***]

FOIA Confidential Treatment Request by

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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Income (loss) from operations	2021	2022	% Change 2022 vs. 2021	2023	% Change 2023 vs. 2022	2024	% Change 2024 vs. 2023
Digital Media
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(1)	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Cybersecurity and Martech
Martech	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Cybersecurity	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(1)	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]	[***]	[***]	[***]	[***]

(1)

Other income (loss) from operations primarily includes operating income or loss related to businesses that were sold in 2021, which was excluded from our analysis, so that growth was comparable among the periods. Further, this row includes intercompany and unallocated divisional costs.

NM - not meaningful. See further information below.

[***]

Digital Media – [***]

Cybersecurity & Martech – [***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

• We note you prepared your analysis using certain periods. Provide us with this historical and forecasted information for the individual years included in the periods you chose for your analysis for each operating segment and tell us how you considered any trends, variances, or dissimilarities within each period in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment.

The following table reflects gross profit and growth rates for the historical periods presented by year. [***]

Gross Profit	2021	2022	% Change 2022 vs. 2021	2023	% Change 2023 vs. 2022	2024	% Change 2024 vs. 2023
Digital Media
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(1)	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]

Cybersecurity and Martech
Martech	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Cybersecurity	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(1)	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]

(1)

Other gross profit primarily includes gross profit related to businesses that were sold in 2021, which was excluded from our analysis, so that growth was comparable among the periods. Further, this row includes intercompany and unallocated divisional costs.

The analysis of the trends for gross profit is consistent with the analysis within the revenue discussion above.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

The following table reflects Adjusted EBITDA and growth rates for the historical and forecasted periods presented by year.

Adjusted EBITDA	2021	2022	% Change 2022 vs. 2021	2023(1)	% Change 2023 vs. 2022	2024	% Change 2024 vs. 2023	2025	% Change 2025 vs. 2024	2026	% Change 2026 vs. 2025
Digital Media
Technology	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(2)	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]		[***]		[***]

Cybersecurity and Martech
Martech	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Cybersecurity	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Other(2)	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Total	[***]	[***]		[***]		[***]		[***]		[***]

(1)

2023 in the table above reflects full year actual results. The Company’s first response letter included a forecasted value for 2023 (nine months of actual results plus three months forecasted results).

(2)

Other Adjusted EBITDA primarily includes Adjusted EBITDA related to businesses that were sold in 2021, which was excluded from our analysis, so that growth was comparable among the periods. Further, this row includes intercompany and unallocated divisional costs.

Digital Media - We considered a five-year CAGR in analyzing the Adjusted EBITDA trends, and noted those CAGRs are as follows:

Operating Segment	Five-Year Adjusted EBITDA CAGR (2021- 2026)
Technology	[***]
Shopping	[***]
Gaming & Entertainment	[***]
Connectivity	[***]
Health & Wellness Consumer	[***]
Health & Wellness Professional	[***]
Health & Wellness Pregnancy & Parenting	[***]

[***]

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Cybersecurity & Martech - We considered a five-year CAGR in analyzing the Adjusted EBITDA trends, and noted those CAGRs are as follows:

Operating Segment	Five-Year Adjusted EBITDA CAGR (2021- 2026)
Martech	[***]
Cybersecurity	[***]

The Cybersecurity & Martech Adjusted EBITDA growth rates were similar [***]. We believe these rates indicate similar trends in Adjusted EBITDA.

• Tell us why your analysis only considers relative percentage differences that exceed a certain percentage of average reportable segment margins in assessing economic similarities. Also, tell us how you factored in the range of differences in the actual margins between the aggregated operating segments in your analysis.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s analysis only considered relative percentages that exceeded [***] because we viewed relative differences of less than [***] to be similar without needing further investigation of the metric. The Company utilized a comparison of relative differences between each operating segment and that of the [***] for the reportable segment due to the high number of operating segments and related scenarios. We believed this approach allowed us to view the economic similarity among the operating segments in a more manageable way considering the number of operating segments that were identified. Further, we believe that this approach resulted in a similar analysis. This is illustrated in the table below.

Digital Media - The Company calculated the relative percentage difference between each operating segment’s [***] gross margin percentage (2021-2023) as compared with the others. The table below illustrates the comparison that resulted in the largest differences (i.e., the widest gaps) between the operating segments.

Range of Differences [***] Gross Margin(1)
	Low		High
Digital Media	Relative percentage difference	Operating segment	Relative percentage difference	Operating segment
Technology	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]

(1)

2023 in the table above reflects full year actual results. The Company’s first response letter included a forecasted value for 2023 (nine months of actual results plus three months forecasted results).

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

[***]

The Company calculated the relative percentage difference between each operating segment’s [***] Adjusted EBITDA percentage (2021-2023) as compared with the others. The table below illustrates the comparison that resulted in the largest differences (i.e., the widest gaps) between the operating segments.

Range of Differences [***] Adjusted EBITDA Margin(1)
	Low		High
Digital Media	Relative percentage difference	Operating segment	Relative percentage difference	Operating segment
Technology	[***]	[***]	[***]	[***]
Shopping	[***]	[***]	[***]	[***]
Gaming & Entertainment	[***]	[***]	[***]	[***]
Connectivity	[***]	[***]	[***]	[***]
Health & Wellness Consumer	[***]	[***]	[***]	[***]
Health & Wellness Professional	[***]	[***]	[***]	[***]
Health & Wellness Pregnancy & Parenting	[***]	[***]	[***]	[***]

(1)

2023 in the table above reflects full year actual results. The Company’s first response letter included a forecasted value for 2023 (nine months of actual results plus three months forecasted results ).

[***]

Cybersecurity and Martech - [***]

5. Please also address the following as it relates to your assessment of similar economic characteristics in aggregating seven of your operating segments into the Digital Media reportable segment:

• You attribute certain discrete factors as impacting gross margin and adjusted EBITDA margin of certain operating segments when compared with Digital Media overall margins, such as content licensing costs in one brand within your Gaming & Entertainment operating segment, products and services leveraging the same data set and collection methodologies at your Connectivity operating segment, and the volume in one brand within your Professional operating segment. Tell us whether these factors, and any other factors impacting revenue, gross margin, adjusted EBITDA, and profit or loss from operations between operating segments, are unique to each of the impacted operating segments, and explain in detail why they are not indicators of dissimilar economic characteristics. As part of your response, tell us the amount of revenue and costs related to the brands referenced above within the Gaming & Entertainment and Professional operating segments in relation to the total operating segment for each period presented.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Response: The Company respectfully acknowledges the Staff’s comment. Each of the discrete factors is discussed further below.

Gaming & Entertainment - The content licensing costs within the Gaming & Entertainment operating segment represent fees paid to content owners to have their games included in the subscriptions and bundles offered at Humble Bundle, and were approximately [***] of the total operating costs of the Gaming & Entertainment operating segment, during the year ended December 31, 2023. [***]

Connectivity - The factor discussed in the Connectivity operating segment regarding its products and services leveraging the same data set and collection methodologies is unique to the Connectivity operating segment, which we did not view as an indicator of dissimilar economic characteristics as those items only impacted Adjusted EBITDA, and not gross margin, which we placed greater emphasis on.

Health & Wellness Professional - The [***] brand represented approximately [***] of the revenue within the Health & Wellness Professional operating segment during the year ended December 31, 2023. [***]

FOIA Confidential Treatment Request by

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*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

• Describe further how you considered forecasted information in your analysis. To the extent you believe forecasted information results in further alignment to Digital Media’s total margins, explain further how you reached such conclusions. Also, clarify how you considered this information together with historical data.

Response: The Company respectfully acknowledges the Staff’s comment. The Company considered forecasted information in connection with the assessment of similar economic characteristics between its operating segments. The Company notes that this assessment was performed prior to the end of 2023 and accordingly we used such forecasted financial information available at that time in order to approximate the 2023 annual period. It was determined that the use of such forecasted financial information would not change the conclusions reached if actual information were used in connection with this assessment. The Company noted some operating segments exceeded the threshold of [***] on a relative basis in connection with certain selected financial measures. Accordingly, the Company further evaluated these operating segments by in part obtaining the [***] forecast to assess whether the current financial results may be different than the expected future financial results for these operating segments in determining whether they are economically similar. The Company used such forecasted results and applied a [***] to selected financial measures and compared the relative percentage difference to the three-year forecasted results of other Digital Media operating segments. The Company noted that in all operating segments that exceeded the threshold of [***] that the forecasted results presented a lower relative percentage difference to the other Digital Media operating segments. In connection with using such forecasted financial information, the Company obtained a qualitative understanding as to why the forecasted information was different than in the historical periods. This qualitative understanding included, as an example, long-term expected cost reduction strategies, and the development of new products. In addition, the Company identified certain out of the ordinary events (such as COVID-19) that may have skewed the results of the historical periods and were not representative of normal operations. After considering these items, the Company determined that the consideration of the forecasted period was reasonable in order to assess the economic similarities between the Digital Media operating segments.

Form 10-Q for the Quarter Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2024

Digital Media and Cybersecurity and Martech Results, page 40

6. We note the proposed revised disclosures provided in your response to comment 3 where you included a quantitative discussion of the various factors, including offsetting factors, that impacted segment revenue. However, in the June 30, 2024 Form 10-Q, you attribute the decrease in advertising and performance marketing revenue to lower revenue of $6.5 million within the health and wellness and technology businesses, partially offset by an increase in revenue in the gaming and entertainment business without quantifying the decrease attributable to each of the health and wellness and technology businesses or the offsetting increase in the gaming and entertainment business. Please ensure that you will provide such quantification, when applicable, in your future filings.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future Form 10-Q and Form 10-K filings, the Company will quantify each material factor, including offsetting factors, that contributed to the overall change in segment revenue between periods, and, to the extent revenue was materially impacted by specific businesses, the Company will indicate as such and the reasons for such change.

We appreciate the Staff’s time and attention, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at (212)-503-5525 at your convenience.

FOIA Confidential Treatment Request by

Ziff Davis, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Sincerely,

/s/ Bret Richter
Bret Richter
Chief Financial Officer

cc: Jeremy Rossen, Executive Vice President, General Counsel and Secretary

cc: Kristina Trauger, Proskauer Rose LLP